Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
April 24, 2006.

Item 3	News Release
The news release was disseminated on April 24, 2006 by CCN Matthews using several broad distribution networks in North America.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report that infill diamond drilling at the Pitarrilla silver project in Mexico continues to demonstrate continuity of mineralization over thick intervals at the Breccia Ridge, South Ridge and Pena Dike zones. The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango.

Item 5	Description of Material Change
See attached news release 06-16.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
April 25, 2006.

April 24, 2006	Trading Symbols:
News Release 06-16	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD REPORTS FURTHER RESULTS FROM

PITARRILLA SILVER PROJECT IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that infill diamond drilling at the Pitarrilla silver project in Mexico continues to demonstrate continuity of mineralization over thick intervals at the Breccia Ridge, South Ridge and Pena Dike zones. The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango.

Highlights from selected holes include:

•       PD-96, an angled infill hole in the center of the South Ridge zone, which intersected 3.1 ounces of silver per ton over 507.2 feet (107.6 grams of silver per tonne over 154.6 meters);

•       PD-111, located near the northeast margin of the South Ridge Zone, which from near surface intersected 260.0 feet averaging 4.9 ounces of silver per ton (79.2 meters averaging 168.3 grams of silver per tonne) and was drilled at an angle from the same coordinates as PD-109. Previously reported vertical hole PD-109 intersected from surface 335 feet averaging 5.1 ounces of silver per ton (102.1 meters averaging 174.8 grams of silver per tonne), including 200 feet averaging 7.7 ounces of silver per ton (61.0 meters averaging 262.9 grams of silver per tonne).

•       PD-105 at Breccia Ridge which intersected 1.6 ounces of silver per ton over 495.2 feet (56.2 grams of silver per tonne over 150.9 meters); and,

•       PD-117, in the center of the Peña Dike Zone drilled for structural and metallurgical purposes, which intersected 11.5 ounces of silver per ton over 235.2 feet (395.1 grams of silver per tonne over 71.6 meters), including 19.2 ounces of silver per ton over 127.0 feet (657.8 grams of silver per tonne over 38.7 meters).

At South Ridge, drilling continues to intersect a thick sequence of mineralized volcanic material (tuffs, breccias and rhyolitic intrusives). Mineralization now measures approximately 500 meters by 500 meters and is open down dip to the southeast and along strike to the north and south. Drilling is continuing with three diamond drill rigs now on site. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Selected Pitarrilla Diamond Drilling Results – April 2006

Hole No.	Coordinates	Dip/Azimuth	From (meters)	To (meters)	Interval (meters)	Silver (grams/tonne)	Interval (feet)	Silver (oz./ton)
Breccia Ridge Zone
PD-89	503796E	80°/245°	185.9	198.2	12.3	94.4	40.3	2.8
	2811251N		236.2	253.0	16.8	194.1	55.0	5.7
			285.0	288.0	3.1	200.0	10.0	5.8
PD-93	503862E	70°/245°	118.9	144.8	25.9	62.6	85.0	1.8
	2811208N	and	189.0	227.1	38.1	111.6	125.0	3.3
		and	249.9	275.8	25.9	113.2	85.0	3.3
PD-97	503909E	70°/245°	37.8	70.1	32.3	57.5	106.0	1.7
	2811101N		103.9	128.0	24.1	147.0	79.1	4.3
			164.6	210.3	45.7	129.8	150.0	3.8
			246.9	296.0	49.1	61.7	161.0	1.8
PD-101	503856E	80°/245°	4.6	13.7	9.2	66.1	30.0	1.9
	2811033N	and	47.9	80.1	32.2	37.3	105.6	1.1
		and	199.6	231.6	32.0	48.0	105.0	1.4
PD-105	504058E	60°/245°	128.0	149.4	21.3	48.8	70.0	1.4
	2810946N	and	181.9	219.5	37.6	67.7	123.2	2.0
		and	228.5	379.5	150.9	56.2	495.2	1.6
PD-108	504148E	50°/245°	131.1	171.9	40.8	113.9	134.0	3.3
	2810848N		253.0	315.5	62.5	80.6	205.0	2.4
PD-113	503533E	50°/65°	207.3	224.0	16.8	65.7	55.0	1.9
	2811008N						0.0	0.0
South Ridge Zone
PD-94	504242E	45°/245°	22.9	51.8	29.0	105.6	95.0	3.1
	2810425N	and	83.3	89.0	5.8	116.0	18.9	3.4
PD-95	504252E	60°/65°	25.9	80.8	54.9	100.4	180.0	2.9
	2810392N	incl.	52.7	70.1	17.4	154.9	57.1	4.5
PD-96	504234E	65°/245°	133.1	287.7	154.6	107.6	507.2	3.1
incl.	2810680N		158.5	210.5	52.1	125.8	170.8	3.7
and			312.4	326.1	13.7	54.6	45.0	1.6
PD-98	504253E	90°/00°	67.1	91.2	24.1	354.5	79.1	10.3
	2810390N
PD-99	504253E	65°/245°	7.6	27.4	19.8	64.0	65.0	1.9
	2810390N		36.6	68.6	32.0	98.8	105.0	2.9
PD-100	504250E	45°/245°	7.6	16.8	9.1	120.7	30.0	3.5
	2810400N		42.7	59.4	16.8	65.0	55.0	1.9
PD-103	504207E	65°/245°	172.2	259.0	86.8	81.5	284.6	2.4
	2810740N		295.7	313.9	18.3	77.7	60.0	2.3
PD-106*	504419E	60°/270°	3.1	82.5	79.5	130.2	260.8	3.8
	2810867N	incl	48.8	75.9	27.1	196.8	89.0	5.7
		and	125.5	140.2	14.7	74.4	48.3	2.2
		and	160.0	195.1	35.1	48.9	115.0	1.4
PD-107	504211E		180.7	204.2	23.5	69.8	77.1	2.0
	2810739N
PD-109*	504442E	90°/00°	12.2	114.3	102.1	174.8	335.0	5.1
	2810823N	incl	41.2	102.1	61.0	262.9	200.0	7.7
			126.5	169.2	42.7	51.1	140.0	1.5
PD-110	504095E	50°/65°	61.0	198.1	137.2	94.2	450.0	2.7
	2810680N
PD-111	504443E	60°/270°	13.7	93.0	79.2	168.3	260.0	4.9
	2810831N	and	192.4	198.1	5.8	39.7	18.9	1.2
PD-112	504078E	90°/00°	3.0	21.3	18.3	50.2	60.0	1.5
	2810685N		57.9	123.4	65.5	60.5	215.0	1.8
PD-114	504540E	90°/00°	62.5	85.3	22.9	36.7	75.0	1.1
	2810640N
PD-115	504610E	90°/00°	105.7	140.4	34.8	71.1	114.1	2.1
	2810450N
PD-116	504440E	90°/00°	68.6	111.3	42.7	59.6	140.0	1.7
	2811070N
Peña Dike
PD-117	503412E		51.8	123.4	71.6	395.1	235.0	11.5
	2811370N	incl.	82.3	121.0	38.7	657.8	127.0	19.2

* Previously reported in news release dated April 10, 2006.

Notes: Intervals do not denote true thickness, which is to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.